ALPHA COMPUTE

JULY 27, 2026

New Dawn of Sovereign Intelligence

Sections

Company Overview

01

What Alpha Compute is Today

Alpha Compute Corp (Nasdaq: ALP) is a vertically integrated AI infrastructure company providing GPU-as-a-Service (GPUaaS) and confidential compute solutions to enterprise, government and developer clients worldwide.

SECTION 01

Leadership with Institutional Credibility

Brittany Kaiser

CHIEF EXECUTIVE OFFICER

- Globally recognized authority on data rights, AI governance, and digital privacy; former Business Development Director at Cambridge Analytica and prominent whistleblower whose congressional testimony helped shape U.S. and EU data legislation.
- Author and internationally sought speaker on AI ethics, sovereign data infrastructure, and enterprise privacy.
- Developed and managed three public-traded companies including the sale of Gryphon Mining to American Bitcoin (Nasdaq: ABTC) in partnership with Hut 8. Ten years experience in Bitcoin Mining and data center acquisition and development.

Enzo Villani

EXECUTIVE CHAIRMAN AND PRESIDENT

- Extensive background in corporate strategy, and enterprise technology. Responsible for overseeing financial architecture, investment strategy, operations, and risk management.
- Former Managing Director of Strategy at Nasdaq and Co-founder Nasdaq Global Corporate Solutions, Managing Partner of Alpha Sigma Capital, structured roll-ups in the financial technology and communications industries as chief strategy officer, managing over $1 billion in M&A transactions.

Yury Mitin

CHIEF BUSINESS DEVELOPMENT OFFICER

- Leads commercial partnerships, enterprise client acquisition, and ecosystem development. Responsible for driving utilization of deployed GPU capacity and structuring multi-year offtake agreements.
- Founder and Managing Partner, RSV Capital Partners. Executed over $500 million in secondary market investment SPVs including Telegram, Etoro, and Trading View.

Wes Levitt, CFA

CHIEF FINANCIAL OFFICER

- Seasoned financial executive responsible for overseeing all aspects of financial accounting, reporting, and SEC regulatory filings, while driving capital structure strategy, treasury management, and investor relations for the company.
- Portfolio manager at digital assets multi-strat hedge fund, Chief Strategy Officer at Theta Labs. Former private equity real estate fund manager. Extensive experience in financial modeling and engineering.

Strategy and Business Model

02

SECTION 02

Strategic Overview: The Pivot to AI Infrastructure

From Legacy Holdings to Active Infrastructure Operator

- Alpha Compute completed a comprehensive strategic pivot in 2025 and 2026
- Legacy biotechnology assets (iOx Therapeutics, Cyncado Therapeutics) are in active divestiture
- Clear Market Thesis: Global demand for AI compute is structurally undersupplied, and hardware-level data privacy has emerged as the critical unmet need for enterprise AI adoption.

Long-Term Vision

- Become the reference provider of sovereign AI compute for enterprises in regulated industries that cannot accept the data exposure risk of centralized hyperscaler models.
- Build a platform where hardware ownership, privacy-preserving infrastructure, and application distribution compound over time, creating durable competitive barriers.

Three-Layer Value Architecture

1	**Hardware**	Physical ownership of NVIDIA Blackwell B200 and B300 GPU clusters generating predictable monthly recurring revenue through rental and offtake agreements.
2	**Network**	AI confidential compute network provides a privacy-preserving inference and training layer built on top of the owned hardware base, enabling secure multi-party AI workloads.
3	**Applications**	Enterprise and developer applications operating on the network create sustained demand for compute capacity, reinforcing utilization rates and pricing power.

Business Model: Recurring Revenue From Owned Infrastructure

Revenue Streams

- **GPU Rental (Primary):** Hourly and reserved-capacity contracts for NVIDIA Blackwell B200 and B300 compute. Conservative base rate of $4.00 per chip per hour; current market pricing up to $6.00 per chip per hour.
- **Enterprise Offtake Agreements:** Multi-year, fixed-capacity contracts providing revenue predictability and utilization floor.
- **Managed Inference Services:** Turnkey AI inference hosting for enterprises that require managed environments with guaranteed uptime and data isolation.
- **SPV Fees:** Management fees and carried interest from the Confidential Capital fund structure used to acquire and deploy hardware off-balance-sheet.

Unit Economics at Scale

$16.2M
504 B200 chips (Canada cluster): estimated annual revenue

$19.92M
576 B300 chips (Sweden cluster): estimated annual revenue

$36.12M
Full 1,080-chip fleet: estimated annual revenue

Business Model:
AI Confidential Compute Flywheel

All Applications Drive Revenue towards AI Compute

Applications: Enterprise and Developer

Media | Finance | Government | Health | Entertainment | Business Suite | Personal

Network: AI GPU Middleware Suite

Core modular components and content assets with AI infrastructure

Revenue Drivers: AI Developers, AI Agents, Neo-Clouds, Finance, Government, Entertainment

Hardware: AI Confidential Cloud

AI GPU clusters for vertical integration of Telegram Cocoon AI, AI Compute, AI Confidential Compute

Revenue Drivers: Confidential and AI Compute (Inference / Modeling)

AI Compute supports Client Applications

Strategic Differentiation

03

Why Alpha Compute Is Different

The Competitive Landscape Has a Structural Gap

- Hyperscalers (AWS, Azure, GCP) dominate general-purpose cloud AI, but their shared-infrastructure models create irresolvable data sovereignty and privacy concerns for regulated enterprises.
- Commodity GPU cloud providers (Lambda Labs, CoreWeave, RunPod) compete on price and scale but offer no hardware-level data isolation, making them unsuitable for healthcare, financial services, and government workloads.
- Alpha Compute occupies the intersection of enterprise-grade infrastructure and hardware-enforced confidentiality, a position no scaled public company currently holds.

Alpha Compute Differentiation Matrix

Dimension	Hyperscalers	Commodity GPU Cloud	Alpha Compute
Hardware Ownership	Yes	Yes	Yes
Confidential Compute	Partial	No	Yes (chip-level)
Data Sovereignty	Limited	No	Core Design Principle
Renewable Power	Varies	Varies	Hydro (CA/SE)
Application Ecosystem	Broad	None	Integrated Platform
Enterprise Privacy SLA	Shared Infra	Best-Effort	Guaranteed Isolation

Confidential Compute: The Core Differentiator

What Confidential Compute Means

- Confidential compute refers to hardware-enforced data privacy at the processing level, using Trusted Execution Environments (TEEs) embedded in the GPU chip itself.
- In a standard cloud environment, the cloud provider and its administrators can technically access customer data and model weights during processing. Confidential compute eliminates this exposure.
- TEEs create an encrypted, verifiable enclave where computation occurs. Even the infrastructure operator cannot inspect the data being processed, providing a cryptographic guarantee rather than a contractual one.

Why This Matters for Enterprise Adoption

- Regulated industries (HIPAA, GDPR, SOC 2, FedRAMP) face significant barriers to cloud AI adoption due to data residency and access control requirements. Confidential compute resolves this at the hardware layer.
- Model IP protection: enterprises training proprietary AI models on shared infrastructure risk model weight extraction. TEEs prevent this, enabling enterprises to train on rented hardware without IP risk.
- Multi-party compute: TEEs enable multiple organizations to collaborate on AI workloads without revealing underlying data to each other or to the infrastructure provider, unlocking new use cases in consortium-based AI.

Alpha Compute's First-Mover Position

- Alpha Compute is among the first scaled public infrastructure operators to build a business model explicitly around confidential compute as a primary product feature.
- Our clients and partners operationalize this capability, providing a managed layer through which enterprise clients access TEE-protected inference and training without building custom infrastructure.

AI Infrastructure Demand: A Structural, Multi-Decade Build

The Scale of the Opportunity

- Global AI infrastructure spending is forecast to reach $500B+ annually by 2028.
- GPU supply remains structurally constrained relative to demand.
- Enterprise demand for secure, accessible compute continues to outpace available capacity.

Why the Gap Is Not Closing Quickly

- The supply gap is structural, not cyclical.
- Hyperscaler capacity is primarily consumed internally.
- New entrants like CoreWeave have performed.

Proof Points

$5.13B
CoreWeave 2025 Revenue
with $66.8B contracted backlog

+139%
Applied Digital Q3 FY26 Revenue
Growth year-over-year

$3.4B
Iris Energy ARR Target (end-2026)
supported by Microsoft offtake

GPU Rental Spot Pricing (B200/B300)
$4.00 to $6.00 per chip per hour, stable amid demand pressure

Market Opportunity

04

Enterprise AI Adoption Blocked by Privacy and Security Risk

The Barrier to Enterprise AI Adoption

- Unresolved concerns about data exposure in shared cloud environments.
- Regulated sectors represent trillions of dollars in GDP but face the most acute regulatory barriers to cloud AI adoption.
- GDPR, HIPAA, SOC 2 Type II, FedRAMP, and the EU AI Act each impose obligations on data handling.

The Cost of Inaction for Enterprises

- Organizations delaying AI adoption due to privacy concerns risk competitive displacement.
- Regulatory pressure is increasing rather than decreasing.
- Model IP risk is growing.

Addressable Enterprise Segments

Sector	Primary Privacy Concern	Regulatory Driver	AI Use Case
Healthcare	Patient data in training	HIPAA / GDPR	Diagnostics, drug discovery
Financial Services	Client data, model IP	SEC / GDPR / SOC 2	Risk modeling, fraud detection
Government / Defense	Classified data handling	FedRAMP / ITAR	Intelligence analysis
Legal	Attorney-client privilege	State bar rules	Contract review, discovery
Enterprise SaaS	Customer data isolation	SOC 2 / CCPA	AI feature development

Confidential Compute: Positioned at the Inflection Point

An Emerging Category at the Intersection of AI and Security

- The confidential compute market is at an early-stage inflection point.
- Hardware vendor momentum is validating the category: NVIDIA Blackwell architectures include native TEE capabilities.
- Cloud providers have introduced limited confidential compute offerings (Azure Confidential Computing, AWS Nitro Enclaves)

Where Alpha Compute Sits in the Stack

- Bare-metal infrastructure layer: Alpha Compute owns the physical hardware.
- The company is positioned below the application layer.
- This positioning creates a defensible margin structure: enterprises pay a premium for guaranteed confidentiality.

Market Size Indicators

~$4B

Global confidential compute market (2023): growing at 26%+ CAGR (third-party estimates)

$15B to $20B

Projected market size (2028): driven by enterprise AI and regulatory compliance demand

GPU-specific confidential compute: Nascent sub-segment with minimal scaled pure-play public operators

Sources:
GMI Confidential Computing Report (~26% CAGR);
MarketsandMarkets Industry Forecast (2028 Projection);
NVIDIA Blackwell Technical Specifications (Native TEE).

Technology and Platform

05

Platform Overview: How Alpha Compute Works

Three Integrated Platform Components

- GPU Infrastructure Layer: 1,080+ NVIDIA Blackwell B200 and B300 GPUs.
- Telegram Cocoon AI Confidential Compute Network.
- Shroud Developer Access Layer: An RPC (Remote Procedure Call) AI GPU compute access with Telegram Cocoon and Midnight Network.

What Enterprises Experience

- Clients are able to connect to the network via multiple points and LLMs. Alpha Compute is LLM agnostic.
- Managed uptime SLAs, dedicated capacity options, and transparent billing.
- No hyperscaler intermediary.

Hardware Advantage

- NVIDIA Blackwell B200 provides 2.5x the performance of the H100 per chip, with native confidential compute support.
- Early procurement of B200 and B300 chips at scale positions Alpha Compute ahead of competitors.

Key Investment Highlights

06

Why Alpha Compute Now: Five Investment Highlights

The following five highlights represent the core institutional investment thesis for Alpha Compute Corp.

	Investment Highlight	Core Thesis
1	**Hardware-Level Privacy: A First-Mover Moat**	TEE-based confidential compute at scale is rare; Alpha Compute is establishing the position before the category is contested.
2	**The AI Compute Flywheel**	Applications built on Gamee network (120 million registered users) and the Telegram Cocoon network drive sustained GPU utilization, creating a compounding demand loop that protects utilization rates and pricing.
3	**Leadership in Confidential Computing**	Brittany Kaiser's global authority on data rights is not just brand equity; it is pipeline access, regulatory credibility, and enterprise trust.
4	**Blackwell Hardware at Scale, Now**	1,080+ B200 and B300 chips deploying in Q4-2026; peers still cycling through H100-era infrastructure face a meaningful catch-up gap.
5	**Disciplined Capital Structure via Alpha Compute Capital**	The SPV-based funds enable aggressive hardware scaling with off-balance-sheet financing, protecting equity value while capturing nearly 100% of asset cash flows.

Highlight 1:
Hardware-Level Privacy and First-Mover Advantage

The Opportunity

- Enterprise AI adoption is constrained by data sovereignty concerns.
- No scaled public pure-play operator currently offers this as a core product at the infrastructure level.

Why This is a Moat

- Hardware procurement lead times for Blackwell-generation GPUs are 12 to 18 months or longer.
- Enterprise relationships in regulated industries are sticky.
- The regulatory environment is tightening, not loosening.

Evidence of Traction

- Closing of the first client (ALPHA-01) with a 2 year off-take agreement to generate $16.1 million in ARR.
- Shroud developer access layer for confidential AI compute is launched and being used internally for developers and client projects.

SECTION 06

Highlight 2: The AI Compute Flywheel Effect

How the Flywheel Works

Applications: Enterprise and Developer
Media | Finance | Government | Health | Entertainment | Business Suite | Personal

Network: AI GPU Middleware Suite
Core modular components and content assets with AI infrastructure...

Hardware: AI Confidential Cloud
AI GPU clusters for vertical integration of Telegram Cocoon AI, AI Compute, AI...

The GAMEE Acquisition as Proof of Concept

- The acquisition of a controlling interest in GAMEE demonstrates the flywheel thesis in practice.
- As GAMEE integrates AI-driven gaming features, each interaction represents a compute workload serviced by Alpha Compute infrastructure, converting user activity directly into infrastructure revenue.
- This model converts what would otherwise be commodity GPU rentals into a vertically integrated platform business, capturing margin at both the infrastructure and application layers.

Highlight 3:
A CEO Whose Profile Is the Product

Brittany Kaiser and the Credibility Premium

- In the confidential compute market, the foundational value proposition is trust.
- Brittany Kaiser has spent over a decade as one of the world's most prominent public advocates for data rights, digital privacy, and responsible AI governance.
- Her relationships across government, enterprise, civil society, and the global technology policy.

The Convergence of Mission and Market

- Alpha Compute's core product (hardware-level data privacy) is the institutional expression of the principles that Brittany Kaiser has championed publicly.
- Enterprise sales cycles in regulated industries are heavily influenced by trust, reputation, and personal relationships at senior levels.
- Media coverage, conference keynotes, policy testimony, and speaking engagements each reinforce the brand.

Supporting Leadership Depth

- Executive Chairman & President Enzo Villani provides the corporate strategy, capital markets and infrastructure execution discipline.
- The operational structure established in April 2026 (CEO: strategy; COO: delivery; CIO/CFO: financial controls) reflects lean, performance-oriented governance.

Highlight 4:
Blackwell Hardware at Scale, Now

Why Hardware Generation Matters

- In AI infrastructure, the generation of GPU deployed is directly linked to the type and pricing of workloads a provider can win. NVIDIA Blackwell (B200/B300) is the current state of the art.
- Enterprises running frontier AI workloads and model providers deploying large language models actively seek Blackwell capacity and will pay premium rates for it.

The Timing Advantage

- GPU supply chains for Blackwell-generation chips remain constrained.
- Competitors who have not secured Blackwell allocations face 12 to 18-month procurement timelines.
- Technology refresh risk is actively managed: the company targets a 36 to 60-month hardware lifecycle.

Alpha Compute's Hardware Position

Cluster	Location	Chip Count	Power Source	Status
ALPHA-01 B200 Half-Cluster	Canada	504 chips	100% Hydro	Operational
ALPHA-02 B300 Half-Cluster	Sweden (AtNorth)	576 chips	100% Hydro	Q3/Q4 Deployment
Pilot B200/B300	B200/B300 Pilot	32 chips	Mixed	Operational
Total Fleet	Multi-Regional	1,112 chips	Primarily Renewable	Scaling to 2026

Highlight 5:
Special Purpose Vehicles and Disciplined Scaling

The Capital Challenge for Infrastructure Operators

- Alpha Compute has solved this through the SPV subsidiary structure.
- The SPV is a fund-structured vehicle that acquires and holds GPU hardware with limited equity dilution.
- The hardware itself serves as the primary collateral.

Investor Implications

- Equity holders benefit from hardware-driven cash flows without the full debt burden.
- The SPV model allows the company to pursue aggressive hardware acquisition in a supply-constrained market.


$16.1M
504 B200 chips
(Canada Cluster)
REVENUE
$5.72M
2026E GAMEE
REVENUE
$19.92M
576 B300 chips
(Sweden Cluster)
Q4 DEPLOYMENT
$43.04M
ALPHA-01
GAMEE
ALPHA-02
Total Revenue

Growth Roadmap: From Pilot to Platform

07

SECTION 07

How the Strategy Developed

Alpha Compute's current position is the result of an aggressive, high-speed pivot. In less than seven months, we transitioned from a legacy holding to an active, revenue-generating leader in sovereign AI compute. This timeline tracks our rapid acceleration from leadership change to market dominance:

2025

August

Kaiser becomes CEO

August 2025 Enzo Villani structures a take over of a Nasdaq-listed biotech firm to create an integrated Telegram ecosystem company. Yury Mitin and Brittany Kaiser join as co-principals. Brittany Kaiser is appointed CEO.

September

Takeover Complete

September 2025 The transaction closes with an initial PIPE financing of $71 million. Villani and Mitin join firm. From this foundation, a Telegram ecosystem company is born.

October

Cocoon Partnership

October 2025 Market announcement of Telegram Cocoon AI. Thesis centered on underserved demand for privacy-preserving compute. November 2025 formalization of Cocoon partnership.

2026

Q4 2025 to Q1 2026

Infrastructure & Revenue

Q4 2025 to Q1 2026 Firmware-level programming developed to be the first H200 and B200 configured with confidential compute for non-military commercial use.

First hardware secured via lease. 504 NVIDIA B200 chips delivered to Canadian facility (February 2026). Midnight Network and Cocoon AI pilots begin generating early commercial revenue.

March to April

Scale & Brand Realization

March to April 2026 576 NVIDIA B300 chips acquired for delivery to AtNorth, Sweden. Vertical Data partnership signed ($43M). Brand relaunch as Alpha Compute Corp (NASDAQ: ALP) and new Sovereign Intelligence identity introduced to expand AI Confidential Compute market.

Roadmap (Fiscal Year 2027) 2026 - 2027

Alpha Compute's 2026 fiscal year ended March 31, 2026. Our 2027 fiscal year started on April 1, 2026. We have developed a road-map that includes:

- Key Executive Hires for Global Infrastructure Business
- Energy and Data Center Partnerships and Acquisitions
- AI Confidential Compute Products

2026

June

Revenue and Gamee Closes

$32 million two year off-taker signed and deposit of $7.5 million made with deployment of first cluster of compute.

Gamee acquisition finalized with expected $5.72 million for 2026 calendar year.

July

Set to Scale

Enzo Villani becomes President with expertise in scaling operations and M&A.

Brittany Kaiser keynotes Confidential Computing Summit launching Right2Compute.com.

Strategic alliances formed with Supermicro, Nvidia, Google and Dell.

August

Power and Products

ALP is focused on closing additional clients for AI Compute and Confidential Compute for Alpha-02. With Alpha-03 and 04 coming into scope.

ALP will acquire and partner on power contracts, data centers for additional infrastructure and scale.

Right2Compute initiative launched with strategic partners, government organizations and clients.

Q4 2026

Infrastructure & Revenue

Q4 2026 ALPHA-02 go live with second customer with an estimated $19.92 million in revenue over next twelve months.

Gamee AI Compute product is launched that incorporate AI products and services for over 120 million registered users.

Q1 2027

Scale & Brand Realization

Brand and Sales Campaigns for media and fintech products launch for enterprise, government, and retail users to drive more AI GPUaaS and confidential compute engagement and revenue.

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including, without limitation, statements regarding our business strategy, future operations, financial position, projected results, plans, objectives, expectations, and intentions, are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ include, among others, market conditions, competitive developments, regulatory changes, operational risks, and other risks described in our filings with the SEC.

We undertake no obligation to update any forward-looking statements contained herein, except as required by law. Past performance is not indicative of future results. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities.